VALERIE GOLD RESOURCES LTD.

1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212


02002970

February 1, 2002


RECEIVED
FEB 05

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

Dear Sirs/Mesdames:

SUPPL

Re: **Valerie Gold Resources Ltd.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3339
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the Canadian Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

VALERIE GOLD RESOURCES LTD.

Shannon M. Ross,
Corporate Secretary


PROCESSED
FEB 14 2002
THOMSON
FINANCIAL

/lb
Enclosures

United States Sec Filing
February 1, 2002

Valerie Gold Resources Ltd.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents required to be Made Public pursuant to the laws of the Province of British Columbia and the Vancouver Stock Exchange in connection with:

A. Press Releases

January 31, 2002 – Valerie Gold Shareholders overwhelmingly support management at AGM

January 18, 2002 – Valerie Gold has nothing to hide: ATNA Resources is "The Great Imposter"

January 14, 2002 – Valerie Gold refutes false and misleading allegations of dissident group being financed by ATNA resources

January 10, 2002 – Valerie gold rejected ATNA proposal last summer, Lang says they're behaving like a spurned suitor

January 8, 2002 – Valerie Gold strips away the mask of "Valerie Good Corporate Governance LP"

B. Correspondence with BC Securities Commission

1. Proxy Form for Valerie Gold Resources Ltd. AGM held on January 30, 2002

2. Computershare letter regarding material sent to registered shareholders regarding Valerie Gold Resources Ltd.

VALERIE GOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valeriegold.com / www.langmining.com

January 31, 2002

Ticker Symbol: **VLG**-cdnx
SEC 12g3-2(b) exemption 82-3339
Standard and Poors Listing

VALERIE GOLD SHAREHOLDERS OVERWHELMINGLY SUPPORT MANAGEMENT AT AGM

Vancouver, British Columbia, Canada - January 31, 2002 - Management of Valerie Gold Resources Ltd. (CDNX:VLG) is pleased to announce that shareholders re-elected Management's slate of directors and approved all other management proposals at the company's annual general meeting held yesterday in Vancouver.

"We are gratified and most appreciative of the overwhelming support Management received from our shareholders," said Frank A. Lang, President. At the Meeting Mr. Lang, acting as Chairman, exercised his discretion to accept as valid all of the dissident proxies, notwithstanding the failure of the dissidents to comply with fundamental requirements of governing corporate law in their proxy solicitation. Despite this decision, the dissident group was unable to secure significant outside support for its position.

Management's directors were elected by 64.6% of the votes cast at the meeting.

"We look forward now to carrying on with the development of the Company's promising exploration projects," Lang added. Valerie's projects include the Crystal Diamond Property located 50 kilometres southeast of Gillam, Manitoba where it has signed a contract with Major Midwest Drilling Inc. of Winnipeg, Manitoba for 750 metres of NQ diamond drilling. Drilling is expected to commence on February 8th"."

The Crystal Diamond Property was acquired following discovery of G-10 garnets in glacial till samples 150 kilometres south of the Crystal Property, in the direction of glacial transport. Valerie's property is situated over the potential source of the G-10 garnets and in May 2001 the Company completed a 1,840 kilometre total field magnetometer survey of the property. The survey discovered eight isolated magnetic bulls-eye type targets that could be representative of kimberlitic intrusions, the host of diamonds worldwide. The proposed program will involve drill testing these targets with a minimum of 750 metres of core drilling.

The Company is also working on the Armstrong Palladium Property located 150 miles north of Thunder Bay, Ontario. On the Armstrong Property significant copper and palladium with associated platinum and gold values have been found in bedrock samples over a 5 square kilometre area.

"Valerie also stands to profit from its substantial investments in Northern Orion Resources (TSE:NNO) which holds a significant portfolio of advanced mineral projects in South America and Sultan Minerals Inc. (CDNX:SUL) whose exciting gold property - the Kena Gold Project - has created a new gold rush in British Columbia," Lang noted.

Frank A. Lang, P.Eng.
President

For further information please contact:
Investor Relations at the Lang Mining Group
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400 Email: Investor@langmining.com

VALERIE GOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valeriegold.com / www.langmining.com

January 18, 2002

Ticker Symbol: **VLG**-cdnx
SEC 12g3-2(b) exemption 82-3339
Standard and Poors Listing

VALERIE GOLD HAS NOTHING TO HIDE;

ATNA RESOURCES IS "THE GREAT IMPOSTER"

Vancouver, British Columbia, Canada - January 17, 2002 - Frank A. Lang, president of Valerie Gold Resources Ltd. (CDNX:VLG) said today the Management of Valerie Gold has nothing to hide and never has. He then took to task Atna Resources Ltd. (TSE: ATN) as "The Great Imposter."

"The management of Valerie Gold's corporate affairs is a matter of public record, we disclose all our relationships, submit them for shareholder approval, and have always been prepared to respond to our investor's questions and suggestions," Lang said.

"Yet, the dissident group secretly funded by Atna persists in its attempts to mislead Valerie shareholders," Lang said. "For example, they continue to falsely suggest I have conflicts of interest that allow me to greatly benefit from the private company formed years ago to provide management and administrative services to Valerie Gold and other public companies when, in fact, the company was established to achieve economies of scale."

"This is a deliberate misrepresentation," Lang stated. "Valerie Gold's Information Circular as of December 14, 2001 clearly discloses under the heading 'Interest of Insiders in Material Transactions - Management Agreement' that commencing August 1, 2001 a newly-formed company, LMC Management Services Ltd., which is jointly owned by Valerie Gold and other public companies has been providing all management and administrative services to Valerie and the other companies at cost.

I have no personal interest in the new management company. Furthermore, it is simply untrue that advances to Lang Mining, the prior management company were 'interest free with no repayment schedule.' In fact, Lang Mining has agreed to repay the total amount of the approximately $550,000 advances for management and administrative services with interest at commercial rates and in accordance with a repayment schedule. My personal annual salary of $105,000 per year will be drawn down at a monthly rate of $8,750, with interest on the outstanding balance, until the balance of the loan is repaid, which will likely be at the end of 2002," Lang said.

"The dissidents funded by Atna have also misrepresented the relationship between Valerie Gold and Sultan Minerals by questioning why Sultan rather than Valerie acquired the Kena Gold Project. The answer is simple, not sinister as the dissidents have implied," Lang said. "Sultan has been working in British Columbia for many years. As a result, two of Sultan's major shareholders brought the Kena property to Sultan because they were confident of the tremendous potential of this exciting new gold property and wanted to assist Sultan in building greater shareholder value. Valerie shareholders will also benefit through our investment in Sultan Minerals, which was made in 1999, long before any significant exploration activity on the Kena property was contemplated."

Why has Atna chosen to hide behind a mask?

"In contrast, the lengths to which Atna Resources and its president, David Watkins, have gone to disguise their surreptitious scheme to grab Valerie's treasury from both our shareholders and theirs is astounding," Lang noted.

Atna is secretly-funding a dissident shareholder group that is waging a proxy contest to gain control of the Company as the self-styled 'Valerie Good Corporate Governance LP.' They are asking shareholders to elect their slate of hand-picked nominees to the Board of Directors at the Company's Annual General Meeting scheduled to be held January 30, 2002 in Vancouver.

Valerie disclosed on January 8, 2002 that Atna contributed 750,000 shares of Valerie Gold's common stock (acquired in a 1-for-1 stock swap with TVX in August 2001) and $150,000 of Atna's cash to a newly formed partnership on December 11, 2001 to secretly fund a proxy contest to gain control of Valerie, its properties and corporate treasury. [An optically-scanned copy of the public document, Certificate of Limited Partnership between Valerie Good Corporate Governance GP Limited and Atna Resources Ltd., is posted for closer scrutiny on Valerie Gold's website: www.valeriegold.com]

Atna Resources has neither commented upon nor denied the truth of the facts revealed by Valerie.

Is Atna ashamed of its performance?

"Surely, Atna can't really believe it is fooling anyone, let alone Valerie's shareholders," Lang stated.

"The only possible explanation we can find for Atna's brazen deception is they are ashamed of their own company's unremarkable financial performance, fallen stock price, deplorable corporate governance, and furtive dealings," Lang said. "The facts speak for themselves."

Atna's Financial Performance:

For the period ending September 30, 1997, Atna Resources reported it had $19,625,428 in cash, $31,252,181 in assets and a deficit of $2,829,400.

Four years later, as of September 30, 2001, Atna Resources reported it had $8,577,930 in cash, $19,305,427 in assets and a deficit of $15,154,371.

Atna's Stock Options:

As of September 30, 1997 Atna had 20,203,788 shares outstanding and 1,450,000 stock options exercisable. Over 96% of Atna's stock options were exercisable at prices ranging from $3.27 to $5.80 per share.

As of September 30, 2001 Atna Resources had 21,757,037 shares outstanding and 2,715,000 stock options exercisable at prices ranging from $0.34 to $0.85 per share.

Atna's president, David Watkins, has 1,000,000 stock options at $0.61 per share. Atna's stock has been trading recently near its 52-week low of $0.24. Will Atna reprice its stock options for the third time this summer?

Atna's Transparency and Corporate Governance:

Atna installed a Classified Board in June 2001 where only one-third of the directors are elected at each year's annual general meeting. This is a classic anti-takeover measure, vehemently opposed by corporate governance advocates, that is designed to insulate Atna's directors from removal by a proxy contest such as the one they are secretly financing against Valerie Gold.

Atna has never disclosed to its shareholders the swap with TVX of Atna's shares for Valerie Gold shares in August 2000, which has diluted the equity interest of all Atna shareholders.

Atna has never disclosed to its shareholders the risks and costs relating to the formation of a partnership in December 2001 to seize control of Valerie Gold's assets and corporate treasury.

DO NOT SIGN THE YELLOW PROXY CARD BEING SOLICITED BY ATNA RESOURCES MASQUERADING AS "VALERIE GOOD CORPORATE GOVERNANCE LP"

"The dissidents funded by Atna do not have a plan, they only have a scheme, " Lang stated.

"The Management of Valerie Gold is poised to provide our loyal investors with a well-deserved profit by utilizing the skills of a talented team of mining professionals and an experienced Board of Directors in combination with a healthy treasury and a promising stable of exciting exploration targets and investments," Lang said.

"We appreciate our shareholder's outpouring of support and encourage them to vote management's white proxy form," Lang said. "This will enable us to accomplish what we have set out to do, which is to make money for our shareholders."

PLEASE GIVE US YOUR SUPPORT BY VOTING

MANAGEMENT'S WHITE PROXY TODAY

HOW YOU CAN SUPPORT MANAGEMENT:

1. If you have not received Management's White Proxy, you can print it out on your computer by going to Valerie Gold's website: www.valeriegold.com and following the posted instructions.

2. If you have already sent in the Dissident's YELLOW Proxy you can REVOKE their proxy or if you have not yet voted Management's WHITE Proxy, please do the following:

3. Complete the WHITE PROXY by marking "VOTE FOR" Items 1 - 11.

   - Sign and date the WHITE PROXY in accordance with the Instructions on the reverse of the Proxy Form

   - FAX the ENCLOSED WHITE PROXY to the fax number provided on the back of the Proxy Form or mail the Proxy Form in the envelope provided.

4. If you have already sent in the White Proxy, which was enclosed with Management's Proxy Circular voting in favour of Management's Nominees, you need not do anything further UNLESS you subsequently completed a Yellow Proxy for the Dissident Slate, in which case to REVOKE that proxy **you must vote another white proxy as instructed above.**

ONLY THE LATEST DATED PROXY COUNTS AT THE SHAREHOLDER MEETING

Your PROXY must be delivered by 2:00 p.m. Vancouver Time (5:00 p.m. Toronto Time) on January 28, 2002, in order to be counted at the Meeting.

IF YOU NEED ASSISTANCE TO ENSURE YOUR VOTE IS COUNTED, PLEASE CALL:

ALLEN NELSON & CO.

Toll free: 1 - 800 - 932 - 0181

Frank A. Lang, B.A., M.A., P.Eng
President

For further information please contact:
Investor Relations at the Lang Mining Group
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400 Email: Investor@langmining.com

VALERIE GOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valeriegold.com / www.langmining.com

January 14, 2002

Ticker Symbol: VLG-cdnx
SEC 12g3-2(b) exemption 82-3339
Standard and Poors Listing

VALERIE GOLD REFUTES FALSE AND MISLEADING ALLEGATIONS OF DISSIDENT GROUP BEING FINANCED BY ATNA RESOURCES

Frank Lang, President of Valerie Gold Resources Ltd. (VLG-cdnx) responds to shareholders concerns in the following letter:

Dear Valerie Shareholders:

A group secretly-funded by Atna Resources Ltd. (TSE:ATN) and operating under the deceptive name of "Valerie Gold Good Corporate Governance GP Limited", is conducting a proxy solicitation to seize control of our company at the annual general meeting scheduled for January 30, 2002.

David Watkins, the president of Atna, has enlisted a couple of well-known Toronto stock promoters to help him take over our company after his attempts to buy my shares failed and his proposal to merge Atna with Valerie was rejected late last summer after a full due diligence review by our Board of Directors.

Although not publicly disclosed by Atna, TVX Gold Inc. as well as Atna, advised Valerie that the block of Valerie shares now held by Atna were acquired by Atna in a share swap with TVX. We were advised that TVX received one Atna share in exchange for one share of Valerie in August 2001. Although the cash cost to Atna was minimal, the Atna shareholders were diluted in the transaction without public disclosure. Atna now hopes to win your votes by attacking my personal integrity, our management and board of directors. If successful this would allow Atna to acquire effective control of Valerie's $3 million plus treasury without offering to Valerie shareholders the normal premium for corporate control.

IS THIS A GROUP YOU CAN TRUST?

Atna's information circular states: "'Valerie Good Corporate Governance is proposing a Board of Directors that will be dedicated to good corporate governance for Valerie. The Shareholder Nominees, if elected, intend to put in place new policies committed to responsible and transparent governance....".

David Watkins, president of Atna, acknowledged as much in The Northern Miner on January 9, 2002 - two days after he launched the proxy contest to gain control of Valerie Gold and only after we disclosed the truth – that the self-styled "Valerie Good Governance" partnership is a front organization formed in the Northwest Territories by Atna Resources and funded by Atna for the sole purpose of hiding Atna's backing of this proxy contest.

Atna's deception is a disservice to their shareholders and an insult to ours.

Atna Resources is spending its money to mine for votes from Valerie's shareholders, rather than seek out promising mineral properties. You may have noted that the dissidents have told you nothing about how they propose to build Valerie's shareholder value. We believe that this omission is a deliberate attempt to conceal their real agenda, which is to use the Valerie treasury to further Atna's uneconomic projects.

Although they offer no specifics of their plans, the dissidents are brazen enough to claim that if they are elected, "Valerie's shareholders can look forward to the future without apprehension."

We urge you to continue to give us your valued support

by voting the WHITE PROXY FOR MANAGEMENT

OUR RESPONSE

Regardless of Atna's motives and behaviour, this proxy contest is about Valerie Gold, not Atna, and the issues raised by the dissidents relating to Valerie and my conduct demand a response.

Both myself and the present Board and management of Valerie have a strong personal commitment to improving shareholder value and are steering the company on a course that will accomplish this.

None of us is satisfied with Valerie's stock performance. My family and I are the largest shareholders in the company. Our interests are the same as all other shareholders. No one has more to gain or to lose than myself and my extended family who together hold personally over 1,850,000 shares.

The implication by the dissident group that I have put my personal interests ahead of the interests of the Valerie shareholders is offensive and insulting both to me personally and to the other directors of the company.

The Dissidents would have you believe that I have been pocketing a million dollars a year for managing Valerie. Nothing could be further from the truth. Of the $4.6 million paid to Lang Mining Corp over the past five years **82% represents reimbursement of actual costs, inclusive of salaries,** paid by Lang Mining on behalf of Valerie Gold. Valerie has realized significant costs savings through the sharing of administrative costs with the other public companies under the common management of Lang Mining.

The $5,000 per month management fee paid by Valerie to Lang Mining Corp. is not only consistent with management fees paid by other junior issuers, it has also been fully disclosed from the outset and approved by all applicable regulatory authorities, including the Vancouver Stock Exchange and, when the Company conducted its initial public offering in Ontario in 1996, by the Ontario Securities Commission.

I have always made every effort to support those companies with which I am associated, including providing financing from my personal resources when necessary. I also believe in hiring a competent and effective management team and selecting responsible and independent directors to advise management.

Valerie's share price has mirrored the share performance of virtually every other junior company engaged in the business of mineral exploration and development during the past few years of low commodities prices and difficult market conditions, including Atna Resources.

The charts on the next page, courtesy of Big Charts Marketwatch.com, show trading over a five-year period for Atna Resources Ltd. and Valerie Gold Resources Ltd.

Atna Resources Ltd.


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WE ARE PROUD OF OUR ACCOMPLISHMENTS AND SEEK YOUR SUPPORT

The following is additional information about the persons who the dissident group alleges are incapable of managing your company profitably:

Frank A. Lang, P.Eng.

- Frank A. Lang, President and Director, holds a B.A and M.A. from the University of British Columbia, is a Professional Engineer and has been involved in the operation and financing of junior resource companies for over 30 years.
- Frank has created literally billions of dollars in shareholder value in companies with which he has been associated. The Belmoral gold mine was discovered in 1975. Following that, Frank Lang and his former partner, Dick Hughes shared the Developer of the Year Award for the discovery of the Golden Giant Mine, the first mine in production in the Hemlo area in Ontario. Hemlo and the associated South Zone deposit were discovered in 1982 by two of the original Hughes-Lang group of companies, Golden Sceptre and Goliath Gold Mines. The Golden Giant deposit has produced gold since 1985, and has had gold reserves estimated at approximately 7 million ounces over that period. The Hemlo gold find was one of the most important Canadian discoveries since the 1930s. The trading range of the Golden Sceptre and Goliath Gold stocks went from a pre-prospectus price of $0.08 to over $30 per share after a three for one stock split. Other discoveries following Hemlo have been the Beacon mine in Val D'Or, Quebec and the Sleeping Giant Mine of Aurizon Mines Ltd.

William J. Witte, P.Eng

- Bill Witte, Executive Vice President and Director, brings more than 26 years of mining, engineering, business, and entrepreneurial experience to Valerie Gold. He holds degrees in both Civil (University of Nevada, Reno 1976) and Mechanical Engineering (University of Arizona 1978), and he is a registered Professional Engineer in the Province of British Columbia. His mining and engineering experience covers not only all aspects of mine exploration, process research and development, and operations, but also engineering, construction and corporate management. Bill has been responsible for various aspects of over 200 mining and technology projects around the world and the successful development of numerous profitable mining ventures.

Arthur G. Troup, P.Eng.

- Art Troup, Vice President, Exploration, was for several years prior to joining the Lang group of companies a geological consultant and President of Archean Engineering Ltd., a firm offering project management and mineral exploration services. Art graduated from McMaster University in Hamilton, Ontario with a M.Sc. in Geology and has 30 years experience in the mining industry throughout the world including working for Rio Algom Exploration, Teck Corporation, Canada Nickel Corporation, Placer Dome Canada Limited and the Geological Survey of Canada.

Dr. A. Darryl Drummond, P.Eng.

- Dr. A. Darryl Drummond, director, earned a B.A.Sc. and M.A.Sc in geological engineering at the University of British Columbia and a Ph.D in geology from the University of California at Berkeley. For 15 years he was associated with the Placer Development Group of Companies. Since 1981, he has been President of D.D.H. Geomanagement Ltd., a mineral-industry consulting firm, covering all aspects of mineral deposit evaluation including precious and base metals and industrial minerals, primarily in North and South America. Dr. Drummond brings to the Board 40 years of mining expertise.

Stephen Wilkinson, MBA

- Stephen Wilkinson, director, a mining executive, corporate director and business consultant is presently President, Chief Executive and Director of Northern Orion Explorations Limited, a TSE-listed international mining development company. Previously he was a mining analyst for RBC Dominion Securities Inc. responsible for small capitalization gold and base metal companies. Steve holds a Bachelor of Science from the University of Western Ontario (Geology, 1976), a Master of Science from Carleton University in Ottawa (Geology, 1983) and an MBA degree from Clarkson University in Potsdam, NY (1995).

Sargent Berner, LL.B

- Sargent Berner, director, is a graduate of the University of British Columbia where he received his B.A. in 1963 and his LL.B. in 1966, and the London School of Economics, London, England where he received the degree of Master of Laws in 1967. He has practised corporate, securities and natural resources law as a partner in the Vancouver law firm of DuMoulin Black since 1976.

Shannon Ross, CA

- Shannon Ross, Chief Financial Officer, brings more than 25 years of accounting and financial management experience to Valerie Gold. Shannon began her career in public practice, moved to mining industry as an internal auditor for the mining giant, Cominco Ltd., and has served as controller and chief financial officer for several mining companies before joining Valerie Gold. Shannon holds a Bachelor of Commerce degree and is a registered Chartered Accountant.

BUILDING SHAREHOLDER VALUE

Northern Orion Resources Ltd. Investment

The dissidents are highly critical of Valerie's substantial investment in Northern Orion Resources Ltd. Northern Orion is a TSE listed company (NNO:TSE) with a significant portfolio of advanced mineral projects in South America, including a 29% interest in the world-class Agua Rica copper-gold-molybdenum deposit in Argentina, with its joint venture partner BHP-Billiton.

To date all field studies including diamond drilling, bulk sampling from two exploration adits, laboratory and pilot scale metallurgical testing, geotechnical design, water exploration, and pre-feasibility level engineering have been completed in preparation for a bankable feasibility study on Agua Rica. Presently the measured and indicated resources of the Agua Rica deposit attributable to Northern Orion stand at approximately 220 million tonnes, that at a cut-off of 0.4% Cu, average 0.66% copper, 0.032% molybdenum, 0.32 grams/tonne gold and 3.20 grams/tonne silver.

Recently, spot copper prices have been languishing well below US$0.70 per pound as global markets have been mired in recession. Northern Orion's share price has been tracking copper and consequently its shares have traded at prices below the cost of Valerie's investment. However, it is anticipated that as world demand for metals improves and copper prices rise, Northern Orion's shares price will similarly improve, and Valerie will benefit both from the price appreciation of its share holding and through the exercise of its warrants.

Northern Orion's board is comprised of individuals of outstanding reputation in world mining and financial communities. During the past year, Northern Orion completed a major restructuring which accomplished the elimination of approximately $40.7 million in debt while preserving all of its assets. Valerie is confident that the new management group of Northern Orion will be successful in their efforts to achieve market recognition.

Sultan Minerals Inc.

Valerie holds 665,000 common shares of Sultan Minerals Inc., **(SUL:CDNX)** acquired at a cost of $0.15 per share. Sultan's exciting gold property - the Kena Gold Project – a new gold discovery in British Columbia, has created a B.C. Gold Rush that has led others to stake out hundreds of claims around Sultan Minerals' property. The property is located 30 minutes south of Nelson and has excellent infrastructure. Recent diamond drilling has given impressive results suggesting potential for both large bulk-tonnage and smaller very high-grade gold deposits. Metallurgical studies show extremely encouraging results with excellent gold recoveries and a notable lack of deleterious elements. The prospects to expand the known mineralization are excellent based on geophysics and geochemistry that shows the potential extends more than 1.5 kilometres beyond the area drilled to date. A scoping study is currently in progress.

Exploration Projects

The Company has reviewed hundreds of property submissions over the past several years. Large open exploration targets have been selected with an emphasis on Canada and the United States. Among the more interesting prospects on which current exploration programs are underway include:

Armstrong Property, Ontario

The Armstrong Property is an exciting new Platinum Group Elements (PGE) occurrence located 150 km north of Thunder Bay in Northern Ontario. The property was recently acquired by the Company following discovery by prospectors in 2001 of several new occurrences of palladium and copper in Nipigon Plate rocks proximal to a major northwest trending fault. The prospect represents a new discovery in an area that has seen little exploration activity in the past. Reconnaissance sampling of copper-bearing rocks over a 10-square kilometre area on the property has returned bedrock assays containing up to 0.5-g/t palladium with associated platinum and gold values. Line cutting is currently underway in preparation for the start of a geophysical survey that will better define the targets for diamond drill testing.

Crystal Diamond Property, Manitoba

Valerie's 16,450-hectare Crystal Diamond Property, is located 35 kilometres east of Gillam, Manitoba. The property was acquired following discovery of G-10 garnets in glacial till samples 150 kilometres south of the Crystal Diamond Property, in the direction of glacial transport. Valerie's property is situated over the potential source of the G-10 garnets. In 2001 the Company complete an 1,840 kilometre magnetic gradiometer survey of the property. The survey successfully outlined eight isolated magnetic bulls-eye type targets that could be representative of kimberlite intrusions, the host of diamonds worldwide.

The Crystal Diamond property borders on ground held by BHP Minerals, the first of many players to acquire ground in the area for diamonds. The Manitoba Mining Recorder's office lists the major players' ground position in this Manitoba diamond rush as: BHP Minerals, 2,401 square kilometres; Monopros Limited, 1,896 square kilometres; DeBeers Canada Exploration Inc., 8,495 square kilometres; and Kennecott Canada Exploration Inc., 2,968 square kilometres.

Valerie is currently finalizing plans for ground exploration of the eight magnetic features in February 2002. Following ground definition, the geophysical targets will be tested by drilling short holes through the overburden into the underlying bedrock.

The Crystal Diamond Property is recognized by government geologists and major diamond producing companies as an excellent target for a major new diamond discovery.

PLEASE GIVE US YOUR SUPPORT BY VOTING

MANAGEMENT'S WHITE PROXY TODAY

Valerie is poised to provide our loyal investors with a well-deserved profit by utilizing the skills of a talented management team and Board of Directors in combination with a healthy treasury and a promising stable of exciting exploration targets and investments. We appreciate your ongoing support and we encourage you to vote management's white proxy form to enable us to accomplish what we have set out to do, which is to make money for our shareholders.

Sincerely yours,



Frank Lang, B.A., M.A., P.Eng

President

For further information, please contact:
Investor Relations at the Lang Mining Group
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400 Email: Investor@langmining.com

ONLY THE LATEST DATED PROXY WILL BE COUNTED

AT THE ANNUAL GENERAL MEETING

WHAT YOU MUST DO TO SUPPORT MANAGEMENT

In this package you should have received a duplicate WHITE PROXY FORM with Management's Letter to Shareholders dated January 14, 2002.

1. **If you have already sent in a Yellow Proxy or completed an Omnibus Proxy containing the Dissident Slate, you can REVOKE that proxy as follows:**
   - **Complete the ENCLOSED WHITE PROXY by marking "VOTE FOR" Items 1 to 9.**
   - **Sign and date the ENCLOSED WHITE PROXY in accordance with the Instructions on the reverse of the Proxy Form; and**
   - **FAX the ENCLOSED WHITE PROXY to the fax number provided on the back of the Proxy Form or mail the Proxy Form in the envelope provided.**
2. **If you have already sent in the White Proxy which was enclosed with Management's Proxy Circular or completed an Omnibus Proxy in favour of Management's Nominees you need not do anything further UNLESS you subsequently completed a Yellow Proxy or an Omnibus Proxy for the Dissident Slate, in which case to REVOKE that proxy YOU MUST FOLLOW THE INSTRUCTIONS UNDER ITEM 1 ABOVE.**
3. **Your PROXY must be delivered by 2:00 p.m. Vancouver Time (5:00 p.m. Toronto Time) on January 28, 2002, in order to be counted at the Meeting.**

If you are unclear about what to do TO ENSURE YOUR VOTE IS COUNTED please call:

ALLEN NELSON & CO.

Toll free: 1 - 800 - 932 – 0181

VALERIE GOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valeriegold.com / www.langmining.com

January 10, 2002

Ticker Symbol: **VLG**-cdnx
SEC 12g3-2(b) exemption 82-3339
Standard and Poors Listing

VALERIE GOLD REJECTED ATNA PROPOSAL LAST SUMMER, LANG SAYS THEY'RE BEHAVING LIKE A SPURNED SUITOR

Vancouver, British Columbia, Canada - January 10, 2002 - Management of Valerie Gold Resources Ltd. (CDNX:VLG) today disclosed that late last summer its President and Board of Directors rejected a proposal by Atna Resources Ltd. (TSE: ATN) to acquire control of the Company.

"Atna Resources is behaving like a spurned suitor unable to cope with rejection," said Frank A. Lang, President of Valerie Gold.

Atna Resources is secretly funding a dissident group purporting to be the "Valerie Good Corporate Governance LP" that is seeking to elect its slate of nominees to the Board of Directors at the Company's Annual General Meeting scheduled to be held January 30, 2002 in Vancouver.

"In July 2001, representatives of Atna approached me personally and attempted to purchase my Valerie Gold shares with the intention of acquiring control of the Company and its corporate treasury. They also gave me assurances that I would be 'looked after' following Atna's takeover of ValerieGold," Lang disclosed. "I was uncomfortable with Atna's approach and concluded it would not be in the interests of the Valerie shareholders to accept Atna's offer to buy my shares."

"Atna then approached each of Valerie's directors individually to press a proposal to merge the two companies," Lang added. "Atna's representatives said they planned to use the Valerie Gold treasury to finance the development of Atna's Barreal Seco copper deposit in Northern Chile."

An Unattractive Proposal

The Atna merger proposal was given serious consideration by Valerie Gold's Board of Directors who conducted an extensive due diligence investigation, including engaging a well-respected independent mining consultant to evaluate the merits of Atna's Barreal Seco project. After careful consideration, the Board of Directors unanimously concluded

that the Barreal Seco project was undesirable, and rejected Atna's merger proposal, determining it would not be beneficial to the Company's shareholders. The consultant's report commissioned by Valerie Gold includes the following comment:

> "I believe that Atna knows that Barreal Seco is uneconomic at current and probable near-future copper prices. The question remains why they appear to want to advance this project at the present time."

Lang noted that among the Valerie Gold directors who agreed that Atna's Barreal Seco copper project in Northern Chile was not financially feasible and voted to reject Atna's merger proposal, was Carl B. Hansen. Mr. Hansen resigned as director of Valerie Gold on November 27, 2001 and is now standing for election to the Company's Board of Directors as a nominee of the dissident slate backed by the self-styled "Valerie Good Corporate Governance LP".

Another member of the dissident slate of director nominees is David Watkins, President of Atna Resources, a company whose performance and stock price in recent years should be carefully analyzed by Valerie's shareholders. We recommend interested investors check out Atna under the TSE stock symbol: ATN.

A Curious Partnership

"The 'Valerie Good Corporate Governance LP' is a most curious partnership formed in the Northwest Territories on December 11, 2001" Lang noted. "We wonder why Messrs. James H. Dunnett and David J. Birkenshaw are named as directors of the dissident group's partnership that is being secretly funded by Atna and are the named proxy holders for the dissident group, but are not standing for election as directors of Valerie Gold."

"Mr. Dunnett, who listed his address as a post office box in Grand Cayman, was introduced to us last summer as Atna's financial advisor in the discussions relating to the merger proposal" Lang noted. "We understand Mr. Dunnett is also a long-time associate of Mr. Birkenshaw, the named President of the dissident's general partner."

"Valerie Gold's shareholders should look carefully at the previous dealings of Mr. Birkenshaw," Lang cautioned. "A review of the public record will show that he has a history of acquiring cash-rich junior companies and it appears he and his associates found the treasuries of those public companies most helpful in maintaining their personal life styles."

"We view with special irony the association of David Birkenshaw, with "Good Corporate Governance," "Lang stated. "As far as we can determine, there is not a single instance in which shareholder values have been enhanced in any public company that Mr. Birkenshaw and his associates were successful in acquiring. Atlas Corp., his major prior acquisition, is of particular interest. Mr. Birkenshaw resigned rather precipitously as an officer and director of Atlas Corp. in June of 1996, and S.E.C. filings disclose that under Mr. Birkenshaw's stewardship from 1993 to 1996, Atlas Corp. incurred losses in

excess of $69 million (U.S.). Atlas Corp. was delisted from the New York Stock Exchange in 1997 and subsequently became bankrupt."

VALERIE GOLD SHAREHOLDERS SHOULD NOT SIGN THE YELLOW PROXY CARD BEING SOLICITED BY PERSONS PURPORTING TO BE THE "VALERIE GOOD CORPORATE GOVERNANCE LP" GROUP

Management of Valerie Gold intends to respond more fully to the Atna Resource's surreptitious scheme to gain control of Valerie's treasury in a Letter to be mailed to all the Company's shareholders in the next few days.

Frank A. Lang, B.A., M.A., P.Eng
President

For further information please contact:
Investor Relations at the Lang Mining Group
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400 Email: Investor@langmining.com

VALERIE GOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valeriegold.com / www.langmining.com

January 8, 2002

Ticker Symbol: **VLG-cdnx**
SEC 12g3-2(b) exemption 82-3339
Standard and Poors Listing

VALERIE GOLD STRIPS AWAY THE MASK OF "VALERIE GOOD CORPORATE GOVERNANCE LP"

Vancouver, British Columbia, Canada – January 8, 2002 – Management of Valerie Gold Resources Ltd. (CDNX:VLG) today disclosed that a dissident shareholder group seeking to gain control of the Company is secretly being funded by Atna Resources Ltd. (TSE:ATN), a company well known to Valerie management and its Board of Directors.

Public documents reveal the group purporting to be "Valerie Good Corporate Governance LP" was formed on December 11, 2001 when Atna Resources Ltd. contributed 750,000 shares of Valerie Gold's common stock to the partnership and pledged $150,000 to fund a proxy contest to gain control of Valerie Gold.

"We believe all Valerie Gold's investors will share our outrage. Atna's deception is a disservice to their shareholders and an insult to ours," stated Frank A. Lang, President. "This is nothing more than a desperate manoeuvre by Atna and David Watkins to attempt to gain by subterfuge what they were unable to achieve openly."

The secretly-funded dissident group is seeking to elect its slate of nominees to the Board of Directors at the Company's Annual General Meeting scheduled to be held January 30, 2002 in Vancouver.

VALERIE GOLD SHAREHOLDERS SHOULD NOT SIGN THE YELLOW PROXY CARD BEING SOLICITED BY PERSONS PURPORTING TO BE THE "VALERIE GOOD CORPORATE GOVERNANCE LP" GROUP.

Management of Valerie Gold will provide shareholders shortly with important additional information that will strip away the mask Atna Resources is hiding behind in their surreptitious scheme to gain control of Valerie Gold's treasury by misleading our investors.

Frank A. Lang, B.A., M.A., P.Eng
President

For further information please contact:
Investor Relations at the Lang Mining Group
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400 Email: Investor@langmining.com

Proxy

ANNUAL GENERAL MEETING OF MEMBERS OF

VALERIE GOLD RESOURCES LTD. (the "Company")

TO BE HELD AT Suite 1400 – 570 Granville Street,
Vancouver, British Columbia, V6C 3P1

ON Wednesday, January 30, 2002, AT 2:00 P.M.

The undersigned Member of the Company hereby appoints, Frank A. Lang, a Director of the Company, or failing this person, William J. Witte, a Director of the Company, or in the place of the foregoing, ______________________ as proxyholder for and on behalf of the Member with the power of substitution to attend, act and vote for and on behalf of the Member in respect of all matters that may properly come before the Meeting of the Members of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Member were present at the said Meeting, or any adjournment thereof.

The Member hereby directs the proxyholder to vote the securities of the Company registered in the name of the Member as specified herein.

Resolutions

(For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

	Resolution	For	Against
1.	To determine the number of Directors at six.	____	____

	Resolution	For	Withhold
2.	To elect as Director, Frank A. Lang.	____	____
3.	To elect as Director, Sargent H. Berner.	____	____
4.	To elect as Director, Owen E. Owens.	____	____
5.	To elect as Director, William J. Witte.	____	____
6.	To elect as Director, A. Darryl Drummond	____	____
7.	To elect as Director, Stephen J. Wilkinson	____	____
8.	To appoint PricewaterhouseCoopers as Auditors of the Company.	____	____

	Resolution	For	Against
9.	To authorize the Directors to fix the auditors' remuneration.	____	____
10.	To authorize the directors to amend stock options.	____	____
11.	To transact such other business as may properly come before the Meeting.	____	____

The undersigned Member hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________

Please Print Name: ______________________

Date: ______________________

Number of Shares
Represented by Proxy: ______________________

IF THE NUMBER OF SHARES REPRESENTED BY THIS PROXY FORM IS NOT INDICATED BY THE MEMBER, THEN IT SHALL BE DEEMED TO REPRESENT THAT NUMBER INDICATED ON THE AFFIXED LABEL.

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. **If someone other than the Member of the Company signs this proxy form** on behalf of the named Member of the Company, documentation acceptable to the Chairman of the Meeting must be deposited with this proxy form, authorizing the signing person to do such. **If the proxy form is not dated by the Member, it shall be deemed to be dated January 14, 2002.**

3. *(i)* ***If a registered Member wishes to attend the Meeting to vote on the resolutions in person,*** *register your attendance with the Company's scrutineers at the Meeting.*

   (ii) If the securities of a Member are held by a financial institution and the Member wishes to attend the Meeting to vote on the resolutions in person, cross off the management appointee name or names, insert the Member's name in the blank space provided, do not indicate a voting choice by any resolution, sign and date the proxy form and return the proxy form to the financial institution or its agent. At the Meeting, a vote will be taken on each of the resolutions as set out on this proxy form and the Member's vote will be counted at that time.

4. ***If a Member cannot attend the Meeting but wishes to vote on the resolutions,*** **the Member can** *appoint another person*, **who need not be a Member of the Company, to vote according to the Member's instructions. To appoint someone other than the person named, cross off the management appointee name or names and insert the Member's appointed proxyholder's name in the space provided, sign and date the proxy form and return the proxy form. Where no instruction on a resolution is specified by the Member, this proxy form confers discretionary authority upon the Member's appointed proxyholder.**

5. ***If the Member cannot attend the Meeting but wishes to vote on the resolutions*** and to ***appoint one of the management appointees*** named, leave the wording appointing a nominee as shown, sign and date the proxy form and return the proxy form. **Where no instruction is specified by a Member on a resolution shown on the proxy form, a nominee of management acting as proxyholder will vote the securities as if the Member had specified an affirmative vote.**

6. The securities represented by this proxy form will be voted or withheld from voting in accordance with the instructions of the Member on any poll of a resolution that may be called for and, if the Member specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. With respect to any amendments or variations in any of the resolutions shown on the proxy form, or matters which may properly come before the Meeting, the securities will be voted, if so authorized, by the proxyholder appointed, as the proxyholder in his/her sole discretion sees fit. This proxy confers discretionary authority with respect to matters other than the election of directors and appointment of auditor, identified or referred to in the accompanying Notice of Annual General Meeting for which no instruction is given, and with respect to other matters that may properly come before the Meeting.

7. If a registered Member has returned the proxy form, the Member may still attend the Mœting and vote in person should the Member later decide to do so. To attend, and vote at the Meeting, the Member must record his/her attendance with the Company's scrutineers at the Meeting and revoke the proxy form in writing.

To be represented at the Meeting, this proxy form must be received at the office of Computershare Trust Company of Canada by hand, mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address of Computershare Trust Company of Canada is 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 and its fax number for receiving proxies is (604) 683-3694.

YELLOW

ANNUAL GENERAL MEETING OF MEMBERS OF

VALERIE GOLD RESOURCES LTD. (the "Company")

TO BE HELD AT Suite 1400 – 570 Granville Street
Vancouver, British Columbia, V6C 3P1

ON Wednesday, January 30, 2002, AT 2:00 P.M.

The undersigned hereby appoints, David J. Birkenshaw, or failing him, James H. Dunnett, or instead of either of them, ______________________, as proxyholder for and on behalf of the undersigned with full power of substitution to attend, act and vote for and on behalf of the undersigned in respect of Common shares registered in the name of the undersigned or designated in a duly executed omnibus proxy, as the case may be, for matters that may properly come before the Annual General Meeting of the Members of the Company and at every adjournment thereof (the "Meeting"), to the same extent and with the same powers as if the undersigned were present at the Meeting, or any adjournment thereof.

The undersigned hereby directs the proxyholder to vote the securities of the Company registered in the name of the undersigned as specified herein.

AFFIX ADP LABEL HERE

Proxy

Resolutions (For full details of each item, please see the Proxy Circular of Valerie Good Corporate Governance L.P.)

Valerie Good Corporate Governance recommends a vote FOR items 1 to 9.

		For	Against
1.	To determine the number of Directors at six.	______	______
		For	Withhold
2.	To elect as Director, David H. Watkins	______	______
3.	To elect as Director, Mario Caron	______	______
4.	To elect as Director, Gaylord Virden	______	______
5.	To elect as Director, Frank D. Wheatley	______	______
6.	To elect as Director, Carl Hansen	______	______
7.	To elect as Director, Graham Scott	______	______
8.	To appoint PricewaterhouseCoopers as Auditors of the Company	______	______
		For	Against
9.	To authorize the Directors to fix the auditors' remuneration	______	______

Valerie Good Corporate Governance recommends you vote AGAINST amending stock options.

10.	To authorize the directors to amend stock options.	______	______
11.	To transact such other business as may properly come before the meeting		

The undersigned hereby revokes any proxy previously given to attend and vote at the Meeting.

SIGN HERE: ______________________

Date: ______________________

Number of Shares Represented by Proxy: ______________________

Phone Number: ______________________

IF THE NUMBER OF SHARES REPRESENTED BY THIS PROXY FORM IS NOT INDICATED BY THE SHAREHOLDER, THEN IT SHALL BE DEEMED TO REPRESENT THAT NUMBER INDICATED ON THE AFFIXED LABEL. THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED.
SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by Valerie Good Corporate Governance L.P. ("Valerie Good Corporate Governance").**
2. **If the proxy form is not dated, it shall be deemed to be dated January 28, 2002.**
3. **Where no instruction on a resolution is specified by the shareholder, this proxy form confers discretionary authority upon the shareholder's appointed proxyholder.**
4. **Where no instruction is specified by a shareholder on a resolution shown on the proxy form, the named proxyholder will vote the securities as if the Member had specified an affirmative vote, except for the resolution with respect to amending stock options, where the securities will be voted against the resolution.**
5. The securities represented by this proxy form will be voted or withheld from voting in accordance with the instructions of the shareholder on any poll of a resolution that may be called for and, if the shareholder specified a choice with respect to any mater to be acted upon, the securities will be voted accordingly. With respect to any amendments or variations in any of the resolutions shown on the proxy form, or matters which may properly come before the Meeting, the securities will be voted, if so authorized, by the proxyholder appointed, as the proxyholder in his/her sole discretion sees fit. This proxy confers discretionary authority with respect to matters other than the election of directors and appointment of auditor, identified or referred to in the accompanying Proxy Circular for which no instruction is given, and with respect to other matters that may properly come before the Meeting.

TIME IS OF THE ESSENCE!

PLEASE ENSURE THAT YOU SIGN & DATE THIS PROXY AND AFFIX THE ADP LABEL WITH YOUR NAME AND ADDRESS

RETURN YOUR PROXY BY MAILING IT IN THE PREPAID ENVELOPE PROVIDED

OR FAX IT TO (416) 366-2476

For your vote to count, this proxy form must be received by mail or by fax no later than January 28, 2002 at 9:00 a.m. (Vancouver time) - 12:00 noon (Toronto time).

If you have any questions, or require any assistance in voting your shares, please call GEORGESON SHAREHOLDER 1-800-890-1037 (TOLL FREE).

VALERIE GOLD RESOURCES LTD.

YOUR VOTE IS CRITICAL. PLEASE MAIL THE WHITE PROXY TODAY!

Annual General Meeting to be held on January 30, 2002
at 2:00 p.m. PST in Vancouver, British Columbia

TO ENSURE YOUR VOTE WILL BE COUNTED AT THE ANNUAL GENERAL MEETING
PROXIES MUST BE RECEIVED BEFORE 2:00 P.M. PACIFIC TIME
ON MONDAY JANUARY 28, 2002

HOW TO VOTE MANAGEMENT'S WHITE PROXY:

Sign the WHITE proxy exactly as your name or names appear on the proxy label. If you are joint owner with another person or persons, all owners should sign the proxy form. Be sure to indicate any official capacity you may have (President, Trustee, Custodian, etc.) if it appears on your proxy label.

If you have more than one registered account or more than one brokerage firm or bank account, you must complete a proxy form for each account in which you hold Valerie Gold shares.

Date the proxy.

Send your completed WHITE Proxy as follows:

Voting Valerie Gold Shares Held in Brokerage Firms or Banks

If your shares are held by your stockbroker or bank, they will be registered in the name of that brokerage firm or bank. *Only your stockbroker or banker can vote these shares for you. They can only vote these shares in accordance with your wishes, if they have received specific instructions from you. Telephone and internet voting does not apply in a proxy contest.*

To instruct your brokerage firm or bank, **sign, date and mail the WHITE PROXY immediately** to your stockbroker or bank **in the envelope** enclosed in the package containing Management's Letter to Shareholders, press releases and form of proxy.

Voting Valerie Gold Shares Registered In Your Own Name

If your Valerie Gold shares are **registered in your own name(s)**, you may either,

MAIL the SIGNED AND DATED WHITE PROXY in the postage-paid, return envelope enclosed with Management's proxy materials to:

Computershare Trust Company of Canada
510 Burrard Street
Vancouver, British Columbia
V6C 3B9 CANADA

ONLY THE LATEST DATED PROXY WILL BE COUNTED AT THE ANNUAL GENERAL MEETING

If you have already executed the dissident group's YELLOW PROXY, **you have every right to change your vote simply by signing, dating and returning the enclosed WHITE PROXY**. This will cancel your earlier vote since only the latest dated proxy will be counted at the Annual General Meeting.

Call Our Proxy Solicitor For Voting Assistance

If you need assistance in voting your Valerie Gold shares or have any questions regarding the completion and delivery of your proxy, please call:

ALLEN NELSON & CO.

1 - 800 - 932 - 0181
(Toll Free in Canada and the U.S.)



Computershare Trust Company of Canada
510 Burrard Street, Vancouver, BC V6C 3B9 Tel.: (604) 661-9400 Fax: (604) 683-3694

December 31, 2001

To: All Applicable Commissions and Stock Exchanges

Dear Sirs:

Subject: **Valerie Gold Resources Inc.**

We confirm that the following material was sent by pre-paid mail on December 27,2001, to the registered shareholders of the subject Corporation:

1. Letter to Shareholders
2. Duplicate proxy form (to registered holders only)
4. Return Envelope

We further confirm that copies of the above mentioned material were sent by courier on December 27th, 2001 to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Policy Statement No. 41 regarding shareholder communications.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"Adeline Niccoli"
Assistant Account Manager
Stock Transfer, Client Services
Telephone: (604) 661-9473
Fax: (604) 683-3694

/an

cc: Valerie Gold Resources Ltd.